UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

--------------

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

LAWSON PRODUCTS, INC.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

520776 10 5

(CUSIP Number)

Ronald Port

Lawson Products, Inc.

1666 East Touhy Avenue

Des Plaines, Illinois 60018

Tel. No.: (847) 827-9666

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

October 11, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 520776 10 5

1	NAME OF REPORTING PERSON

Ronald Port

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X]
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS	PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

7	SOLE VOTING POWER
NUMBER OF SHARES	17,500
BENEFICIALLY	_______________________________________________
OWNED BY EACH	8	SHARED VOTING POWER
REPORTING PERSON	3,231,436*
WITH	_______________________________________________
9	SOLE DISPOSITIVE POWER
17,500
_______________________________________________
10	SHARED DISPOSITIVE POWER
3,011,436*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,248,936

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

38.2% based on 8,511,022 shares of Common Stock outstanding as of October 12, 2006

14	TYPE OF REPORTING PERSON
IN

* 3,011,436 of these share are held in family limited partnerships in which Ron Port and Roberta Port Washlow are the managing general partners. Any action with respect to these shares requires the approval of both managing general partners. The remaining 220,000 shares are held in a voting trust, and Ron Port and Roberta Port Washlow serve as trustees. Any action with respect to these shares requires the approval of both trustees. See Item 3.

SCHEDULE 13D

CUSIP No. 520776 10 5

1	NAME OF REPORTING PERSON

Roberta Port Washlow

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X]
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS	PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

7	SOLE VOTING POWER
NUMBER OF SHARES	22,471
BENEFICIALLY	_______________________________________________
OWNED BY EACH	8	SHARED VOTING POWER
REPORTING PERSON	3,231,436*
WITH	_______________________________________________
9	SOLE DISPOSITIVE POWER
22,471
_______________________________________________
10	SHARED DISPOSITIVE POWER
3,011,436*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,253,907

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

38.2% based on 8,511,022 shares of Common Stock outstanding as of October 12, 2006

14	TYPE OF REPORTING PERSON
IN

* 3,011,436 of these share are held in family limited partnerships in which Ron Port and Roberta Port Washlow are the managing general partners. Any action with respect to these shares requires the approval of both managing general partners. The remaining 220,000 shares are held in a voting trust, and Ron Port and Roberta Port Washlow serve as trustees. Any action with respect to these shares requires the approval of both managing general partners. See Item 3.

SCHEDULE 13D

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Schedule 13D filed on October 2, 2003, as amended to date (“Schedule 13D”) by the reporting persons. Unless otherwise indicated, all capitalized terms in this Amendment No. 2 shall have the meanings set forth in the original Schedule 13D for such terms. This Amendment No. 2 amends the Schedule 13D to include the information set forth in each item of this Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following:

On October 11, 2006, Sidney L. Port transferred 220,000 shares of common stock of Lawson Products, Inc. (the “Issuer”) to the Port Family Voting Trust under a Voting Trust Agreement, dated October 11, 2006, by Sidney L. Port, individually and as trustee of The Sidney L. Port Trust Dated July 22, 1970 and Roberta Port Washlow and Ronald Port, as Trustees (the “Voting Trust Agreement”). As Trustees of the Port Family Voting Trust, Roberta Port Washlow and Ronald Port exercise voting power over the securities. The reporting persons did not purchase the securities and their only interest in securities is the right to vote the securities. The reporting persons disclaim beneficial ownership of the securities except to the extent of their economic interests in the securities

Item 4. Purpose of Transaction

Item 4 is hereby amended to add the following:

Reference is made to Item 3.

Sidney L. Port, individually and as trustee of The Sidney L. Port Trust Dated July 22, 1970 transferred the shares to the Port Family Voting Trust under the Voting Trust Agreement, dated October 11, 2006, with a view to the continuity of the management of the Issuer and the preservation of the family interest in the Issuer.

Neither of the reporting persons has any plans or proposals which relate to or would result in his or her acquisition of additional Common Stock or any other events described in Item 4(a) through 4(j). Each reporting person may, at any time and from time to time, review or reconsider his/her position and/or change his/her purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

(a) and (b) 3,011,436 shares of Common Stock, representing approximately 35.4% of the outstanding Common Stock of the Issuer, are owned by the Partnerships in which the reporting persons’ and trusts for their benefit own all of the general and limited partnership interests. The partners of each Partnership have selected the reporting persons to act as the Managing General Partners. The Managing General Partners have the authority to bind each Partnership with the approval of both of the Managing General Partners. Each reporting person hereby specifically disclaims beneficial ownership in the shares of Common Stock in which the individual does not have economic benefit. The reporting persons as Trustees of the Port Family Voting Trust exercise shared voting power over 220,000 shares of Common Stock, representing approximately, 2.6% of the outstanding Common Stock of the Issuer. The power to dispose of the shares did not pass to the reporting persons in connection with the Voting Trust Agreement, rather, upon termination of the Port Family Voting Trust, the Trustees will transfer the shares of stock deposited in the Port Family Voting Trust to the holders of the voting trust certificates upon surrender of such voting trust certificates.

During the past 60 days, the reporting persons have not made any purchases of Common Stock of the Issuer.

Reference is made to the cover page of this Schedule 13D for information on Common Stock ownership. Each reporting person hereby specifically disclaims beneficial ownership in the shares of Common Stock directly owned by the other reporting persons.

(c) reference is made to Item 3.

(d) not applicable.

(e) not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The reporting persons are parties to a Voting Trust Agreement with Sidney L. Port, individually and as a trustee of The Sidney L. Port Trust Dated July 22, 1970 (the “Depositor”), pursuant to which the Trustees were granted the right to vote in person or proxy with respect the Shares at all meetings of the shareholders of the Issuer.

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Exhibit

1	Voting Trust Agreement dated October 11, 2006.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Ronald Port and Roberta Port Washlow and each of them, his/her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him/her and in his/her name, place and stead, in any and all capacities to sign any or all amendments to this Schedule 13D, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Dated: October 11, 2006

/s/ Ronald Port
____________________________________
Ronald Port

/s/ Roberta Port Washlow

____________________________________

Roberta Port Washlow

VOTING TRUST AGREEMENT

AGREEMENT made this eleventh day of October, 2006 (the Agreement), by Sidney L. Port, individually and as a trustee of The Sidney L. Port Trust Dated July 22, 1970 (herein referred to collectively as the Depositor) and Ronald B. Port and Roberta Port Washlow, as Trustees (herein referred to singly as a Trustee and together as Trustees) (Depositor and Trustees herein referred to collectively as the parties).

WITNESSETH:

WHEREAS, Depositor is the owner and holder of two hundred and twenty thousand (220,000) shares of the common stock of Lawson Products, Inc., (hereinafter referred to as the Stock along with any subsequently contributed shares of Stock) a Delaware corporation (the Company);

WHEREAS, with a view to the continuity of the management of the Company and the preservation of the family interest in the Company, Depositor deems it to be in the best interests of the Company to create a Voting Trust by depositing the Stock with the Trustees in accordance with Section 218 of the Delaware General Corporation Law, as amended, to create a voting trust (the Trust), in the following manner;

WHEREAS, Depositor desires to enter into this Agreement to achieve the aforementioned objectives; and

WHEREAS, Trustees have consented to act as Trustees hereunder upon the terms and conditions hereinafter set forth;

NOW, THEREFORE, in consideration of the premises and of the mutual covenants, promises and undertakings herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, do hereby agree as follows:

1.            Name of Trust. The Trust created by this Agreement and any amendments hereto may be referred to as the “Port Family Voting Trust.”

2.            Agreement. Copies of this Agreement and of every supplemental agreement or amendment of this Agreement shall be filed at the registered office of the Company in the State of Delaware, and shall be open to the inspection of any shareholder of the Company or any holder of a voting trust certificate, daily during business hours. All Voting Trust Certificates issued as hereinafter provided shall be registered, issued, received and held subject to all the terms of this Agreement. Every person or entity entitled to receive Voting Trust Certificates representing shares of Stock and their permitted transferees and assigns, upon accepting the Voting Trust Certificates issued hereunder, shall become parties to and be bound by the provisions of this Agreement with the same effect as if they had executed this Agreement.

3.            Transfers of Stock to Trustee. Depositor shall deposit the Stock with the Trustees. The certificates evidencing such Stock shall be accompanied by such instruments of transfer, duly endorsed in blank or to Trustees, sufficient to enable Trustees to cause such certificates to be transferred into Trustees’ names, as Trustees under this Agreement. Upon receipt by Trustees of the certificates for such shares of Stock and the transfer of the same into the name of Trustees, Trustees shall hold such Stock subject to the terms of this Agreement, and shall issue and deliver to Depositor registered Voting Trust Certificates for the shares of Stock deposited by Depositor.

4.            Issuance Of Stock Certificates To Trustees. Trustees shall surrender to the proper officers of the Company for cancellation all certificates for the Stock which shall be assigned and delivered to Trustees pursuant to this Agreement, and in their stead shall procure a new certificate or certificates to be issued to Trustees as Trustees under this Agreement.

5.            Voting Trust Certificates. Trustees shall issue to Depositor and to any subsequent depositor of shares of Stock a Voting Trust Certificate for the number of shares of Stock represented by the certificates transferred by that depositor to Trustees. Each Voting Trust Certificate issued pursuant to this Agreement shall set forth the number of shares of Stock represented by the beneficial interest thereunder of the depositor to whom it is issued, and shall state that it is issued under this Agreement and that fact also shall be stated in the Stock ledger or other appropriate records of the Company. Each Voting Trust Certificate shall be substantially in the forms of Exhibit A or Exhibit B hereto, entitled “VOTING TRUST CERTIFICATE OF LAWSON PRODUCTS, INC.” and made a part hereof by reference thereto. Depositor and any other holder of a Voting Trust Certificate issued pursuant to this Agreement is referred to herein as a “Holder.”

6.            Restriction on Transfer of Stock and Voting Trust Certificates. Trustees agree that during the term of this Agreement, Trustees will not sell or transfer any shares of Stock or interest therein. Voting Trust Certificates shall be regarded as shares of capital stock of the Company, within the meaning of any By-laws of the Company that impose conditions and restrictions upon the sale of shares of capital stock of the Company and, consistent with any such restrictions, are transferable on the books of the Trustee by a Depositor in person or by authorized attorney, according to the rules established for that purpose by the Trustee and on surrender thereof properly assigned.

7.            Trustees to Vote Stock. Trustees shall have full power and authority, and Trustees are hereby fully empowered and authorized, to represent, and act in the name and stead of, the holders of Voting Trust Certificates and the shares of Stock transferred to Trustees, including, but not limited to, such Trustees having the right to vote in person or proxy or to act by written consent or waiver with respect to said shares of Stock, as in the judgment of Trustees may be in the best interests of the Company, at all meetings of the shareholders of the Company, in the election of directors and upon any and all matters in question of any character whatsoever which may be brought before such meetings or require the consent of the shareholders of the Company, as fully as any Holder might do if personally present, including but not limited to, the removal of any director or the entire Board of Directors and the approval of a merger or consolidation, the sale, lease or exchange of all or substantially all of the assets of the Company, the mortgage or pledge of the Company’s assets and the dissolution of the Company, or any other major corporate transaction. Trustees shall not be required to poll any Holder or otherwise to act in accordance with any Holder’s instructions before voting such shares of Stock.

8.            Trustees’ Liability. Trustees shall vote the shares of Stock transferred to the Trust in the Trustees’ sole discretion and shall not be liable for any vote cast or not cast, or consent given or not given by Trustees.

9.            Trustees’ Indemnity. Trustees shall be entitled to be indemnified fully by Holders against all costs, charges, expenses and other liabilities, including reasonable attorney’s fees, properly incurred by Trustees in the exercise of any power conferred upon

Trustees by this Agreement, and Holders will hold harmless and keep indemnified for any costs, charges, expenses, and other liabilities, including reasonable attorney’s fees, Trustees of and from all loss or damage which they may sustain or be put to by reason of anything Trustees may lawfully do in the execution of Trustees’ duties under this Agreement.

10.          Appointment of Additional and Successor Trustees. An acting Trustee may designate, by writing delivered to the Company and Depositor, one or more persons to succeed him or her as a Trustee, immediately, prospectively or successively, but one at a time, and may provide for the time during which and the order in which each such successor shall act; provided, however, that no such designation shall supersede an effective designation made by a prior acting Trustee. The last designation so filed by an acting Trustee shall revoke all prior designations filed by that Trustee. Holders of Voting Trust Certificates (other than the Depositor) representing a majority of the shares of Stock transferred to Trustees pursuant to this Agreement shall appoint one or more persons to fill any further vacancy in the office of Trustee not effectively filled pursuant to the preceding provisions of this paragraph by writing delivered to such person or persons, the Company and Holders. Despite the preceding provisions of this paragraph, as long as one Trustee is acting hereunder, any vacancy in the office of Trustee may, but need not be filled. No more than two Trustees shall act hereunder at any time. Each additional or successor Trustee hereunder shall be vested with all the duties, powers and authority of a Trustee as if originally named in this Agreement.

11.          Co-Trustee Provisions. The following provisions shall apply where the context admits:

(a)           A Trustee from time to time by writing may delegate to the other Trustee, with the consent of the latter, any or all of the delegating Trustee’s rights, powers, duties and discretions.

(b)          Any action or decision of the majority of Trustees shall be as effective as if taken or made by all Trustees. A nonconcurring Trustee shall not be liable for any act or failure to act of the other Trustee. If two Trustees are acting, they must act jointly in order to take any action or effect any decision.

12.          Termination of Trust. This Voting Trust created by this Agreement shall be continued until terminated as provided in this paragraph. Upon the termination of this Voting Trust, Trustees shall, upon the surrender of the Voting Trust Certificates by the respective Holders thereof, assign and transfer to said holders the shares of Stock thereby represented. The following provisions shall apply where the context admits:

(a)          Termination date. This Voting Trust shall terminate upon the written election to terminate this Voting Trust, signed by all then acting Trustees.

(b)          Procedure. At any time within 20 days after the termination of this Agreement, Trustees shall deposit with the Company shares of Stock representing the number of shares represented by the Voting Trust Certificates then outstanding, with a direction in writing to the Company to deliver such Stock certificates in exchange for Voting Trust Certificates representing a like number of shares of Stock of the

Company. Upon such deposit all further liability of Trustees for the delivery of such Stock certificates and the delivery or payment of dividends upon surrender of the Voting Trust Certificates shall cease, and Trustees shall not be required to take any further action hereunder.

13.          Dividends. Prior to the termination of this Agreement, each Holder shall be entitled to receive the cash dividends, if any, received by Trustees upon the shares of Stock in respect of which such Holder’s Voting Trust Certificates were issued. Dividends or other distributions paid in Stock shall be retained by Trustees and added to the Stock held hereunder. Trustees shall hold such Stock for the benefit of the Holders in proportion to their respective interests, and such Stock shall become subject to all of the terms and conditions of this Agreement to the same extent as if it were originally deposited under it. Trustees shall promptly issue Voting Trust Certificates for such Stock to the persons who, on the record date fixed by the Company for determination of the shareholders entitled to receive such dividends or other distributions, were the Holders of the Voting Trust Certificates representing the Stock on which said dividends were declared. If any dividend in respect of the Stock deposited with Trustees is paid other than in cash or in Stock, then Trustees shall distribute the same among the Holders in proportion to their interests as shown on the books of Trustees.

Notwithstanding the foregoing, in lieu of receiving cash dividends upon the Stock and paying the same to the Holders pursuant to the provisions of this Agreement, Trustees may instruct the Company in writing to pay such dividends directly to the Holders. Upon such instructions being given by Trustees to the Company, and until revoked by Trustees with the consent of the Holders, all liability of Trustees with respect to such dividends shall cease; provided, however, that Trustees shall continue to be liable pursuant to this Agreement if despite such instruction any such cash dividends are received by Trustee and not promptly delivered to the Holder.

14.          Information. Trustees shall deliver to the Holders all notices, reports, statements and other communications received by Trustees from the Company which are intended for the Company’s shareholders.

15.          Subscription Rights. In case any Stock or other shares of Stock of the Company are offered for subscription to the holders of the Stock of the Company deposited hereunder, Trustees, promptly upon receipt of notice of such offer, shall mail a copy thereof to each of the Holders. Upon receipt by Trustees, at least five days prior to the last day fixed by the Company for subscription and payment, of: (a) a request from any Holder to subscribe on such Holder’s behalf for up to the amount of shares of Stock issuable in respect of the Stock represented by such Holder’s Voting Trust Certificates and (b) the sum of money required to pay for such shares of Stock, Trustees shall make such subscription and payment. Upon receiving from the Company the certificates for shares of stock so subscribed for, Trustees shall issue to such Holder a voting trust certificate in respect thereof.

16.          Dissolution of the Company. In the event of the dissolution or total or partial liquidation of the Company, whether voluntary or involuntary, Trustees shall instruct the Company to directly pay the moneys, shares of Stock, rights or property to which the Holders of the Stock are entitled, but if Trustees receive any, Trustees shall distribute the same among the Holders in proportion to Holders’ interests, as shown on the books of Trustees, or Trustees may in the Trustees’ discretion, deposit such moneys, shares of Stock, rights or property with any bank or trust company doing business in Chicago, Illinois, with authority and instructions to distribute the same as above provided. Upon such deposit, all further obligations or liabilities of Trustees in respect of such moneys, shares of Stock, rights or property so deposited shall cease.

17.          Reorganization of the Company. If the Stock held by Trustees hereunder shall be reclassified, converted into or become exchangeable for any other shares of Stock, either of the Company or any other entity, Trustees shall exchange or surrender the certificates for shares of Stock of the Company held by Trustees for such other shares of Stock and shall deliver such certificates to the Company or other appropriate agency in exchange or surrender. Trustees shall hold such other shares of Stock received upon such exchange or surrender for the purposes and upon the conditions provided herein. Upon any such exchange or surrender, Trustees may, if Trustees consider such action to be advisable, issue new Voting Trust Certificates in lieu of and in exchange for the outstanding Voting Trust Certificates.

18.          Compensation and Reimbursement of Trustee. Trustees shall serve without compensation.

19.          Other Interests in the Company. Nothing herein shall disqualify or incapacitate a Trustee or a Trustee’s employees or agents from serving the Company or any of its subsidiaries or affiliates as an officer or director, or in any other capacity, and receiving compensation in any such capacity. A Trustee, a Trustee’s employees and agents and any Company or other entity of which any of the foregoing individuals may be a member, agent, employee, Trustee, depositor, director or officer may contract with or be or become pecuniarily interested, directly or indirectly, in any matter or transaction to which the Company, any subsidiary or affiliate may be a party or in which it may be concerned, as fully and freely as though such Trustee were not a Trustee hereunder.

20.          Deliveries to Parties. Unless otherwise provided herein, any notices, requests, demands, consents, instructions or other communications required or contemplated by this Agreement to be given to Trustees, the Company or any Holder shall be in writing and shall be sufficiently given if sent by United States mail, postage prepaid, by certified or registered mail or by facsimile, or if delivered by Federal Express, UPS or other commercial delivery service, to such party at such party’s address as set forth in the registration and transfer books maintained by Trustees, and shall be deemed delivered on the date received by such party. All distributions of cash, shares of Stock or other property by Trustees to the holders of Voting Trust Certificates may be made, in the discretion of Trustees, by mail (regular or registered mail, as Trustees deems advisable), in the same manner as provided for the giving of notices to the Holders.

21.          Invalidity. In the event that any portion or portions of this Agreement shall be held, ruled or deemed to be void or unenforceable, all parties consent and agree that such portion or provision shall be thereby deemed stricken from this Agreement or amended to the extent necessary so as to be valid and enforceable, and that the remainder of this Agreement shall continue in full force and effect.

22.          Loss or Destruction of Trust Certificates. In case any Voting Trust Certificate issued under this Agreement shall become mutilated, destroyed, stolen or lost, Trustees, in the Trustees’ discretion, may issue a new Voting Trust Certificate in exchange therefor for a like number and class of shares of Stock. The applicant for such substituted Voting Trust Certificate shall furnish to Trustees evidence to Trustees’ satisfaction of the mutilation, destruction, theft, or loss of such Voting Trust Certificate, together with such indemnity as Trustees in the Trustees’ discretion may require.

23.          Admission of Additional Holder. A prospective Holder may only be added if (i) the prospective Holder is a permissible transferee of shares of Stock or of Voting Trust Certificates pursuant to this Agreement, (ii) the prospective Holder shall have first executed a copy of this Agreement, agreeing to be bound by all of the terms hereof, with such execution occurring by signing and delivering to Trustees a copy of the form set forth in Exhibit C to this Agreement and (iii) Trustees agree and accept such form as provided therein. Following the execution of such form and acceptance by Trustees, the prospective Holder shall be deemed to be a Holder within the meaning of this Agreement and shall be entitled to all of the rights and benefits and subject to all of the duties and liabilities arising pursuant thereto.

24.          Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware.

25.	Miscellaneous Provisions.

(a)           Binding Effect. This Agreement shall inure to the benefit of and shall be binding upon the parties hereto, their respective heirs, executors, administrators, successors and assigns.

(b)          Gender. Where the context so requires, the singular shall include the plural, and the masculine gender shall be deemed to include the feminine and the neuter and vice versa.

(c)           Headings. The headings of the sections are inserted for convenience only and shall not be deemed to constitute a part of this Agreement.

(d)          Counterparts. This document may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first written above.

Depositor /s/ Sidney L. Port ____________________________________ Sidney L. Port, individually and as a trustee of The Sidney L. Port Trust Dated July 22, 1970	Trustees /s/ Ronald B. Port _____________________________________ Ronald B. Port
/s/ Roberta Port Washlow _____________________________________ Roberta Port Washlow

THE UNDERSIGNED HEREBY ACKNOWLEDGES RECEIPT OF A COUNTERPART OF THE WITHIN AGREEMENT, WHICH HAS BEEN DEPOSITED WITH THE COMPANY, THIS ELEVENTH DAY OF OCTOBER, 2006.

Lawson Products, Inc.

By: /s/ Neil E. Jenkins
Its: Executive Vice President, Secretary and
General Counsel

EXHIBIT A

TRUST CERTIFICATE NO. ____	________ Shares of Common Stock

VOTING TRUST CERTIFICATE

OF

LAWSON PRODUCTS, INC.

THIS IS TO CERTIFY, that ____________ (hereinafter called the Depositor) has deposited under the Voting Trust Agreement described below a certificate or certificates for ____ shares of common stock (collectively, the Shares), of Lawson Products, Inc., a corporation organized and existing under the laws of the State of Delaware (the Company).

This Certificate is issued under and pursuant to, and the rights of Depositor are subject to and limited by, the terms and conditions of a Voting Trust Agreement dated __________________, 2006 (the Voting Trust Agreement), by and among the owners and holders of certain shares of Stock of the Company and Ronald B. Port and Roberta Port Washlow, as Trustees and their appointees and successors thereunder (the Trustees). A duplicate original of the Voting Trust Agreement has been filed in and will be found at the registered office of the Company in Delaware and is and will be open to the inspection of any Voting Trust Certificate holder or any depositor of the Company, in person or by agent or attorney, daily during business hours for any proper purpose.

Until the termination of the Voting Trust Agreement, Depositor is entitled to receive payments equal to the amount of dividends and distributions, if any, received by Trustees upon the Shares, except as noted in said Voting Trust Agreement. Depositor agrees to indemnify Trustees against all costs, charges, expenses and other liabilities, including reasonable attorney’s fees, properly incurred by Trustees under the terms of the Voting Trust Agreement, as set forth in the Voting Trust Agreement.

A form of Certificate similar to this Certificate may likewise represent any and all voting shares of Stock of any class or classes which, upon any increase or reclassification of the shares of Stock of the Company, certificates of which are at the time deposited under the Voting Trust Agreement, shall be issued in lieu of, or in respect of, the Shares so originally deposited, which certificates shall have been received by Trustees on account of Trustees’ ownership as Trustees of the Shares held by Trustees under the Voting Trust Agreement and represented by this Certificate and which certificates shall be deemed to be included thenceforth in the Shares.

Upon the termination of the Voting Trust Agreement, Depositor, or Depositor’s registered assigns, shall be entitled to receive a certificate or certificates for the number and class of Shares deposited pursuant to this Voting Trust Certificate. Until the actual delivery to Depositor of the certificate or certificates represented or called for hereby, Trustees shall possess, and shall be entitled to exercise, all rights and powers of absolute owners and holders of record of the Shares deposited hereunder, including the right to vote for every purpose and to consent to or waive any corporate act of the Company of any kind, it being expressly stipulated that no voting right, or right to give consents or waivers in respect of such Shares, passes to Depositor or Depositor’s assigns by or under this Certificate or by or under any agreement, express or implied.

Certificates representing shares of Stock and other shares of Stock shall be due for delivery and shall be delivered by Trustees at the office of the Company, in exchange for Voting Trust Certificates, upon the termination of said Voting Trust Agreement, in accordance with its provisions or in accordance with law.

In the event of the dissolution or total or partial liquidation of the Company, the money and other property received by Trustees in respect of the Shares represented by this certificate shall be paid or delivered to Depositor of record, but only upon surrender of this certificate in case of dissolution or the presentation of this certificate for the notation thereon of the distribution in case of a partial liquidation.

This certificate and the right, title and interest in and to the Shares in respect of which this certificate is issued, are transferable on the books of Trustees by Depositor in person or by authorized attorney, according to the rules established for that purpose by Trustees and on surrender hereof properly assigned; and until so transferred Trustees may treat Depositor as the owner for all purposes whatsoever except that no delivery of share certificates hereunder shall be made without the surrender of this Certificate.

As a condition of making or permitting any transfer or delivery of share certificates or Voting Trust Certificates, Trustees may require the payment of a sum sufficient to pay or reimburse Trustees for any tax or other Governmental charge in connection therewith and for a proportionate part of Trustees’ expenses as Trustees.

IN WITNESS WHEREOF, Trustees have signed this certificate this ____ day of ______________, 2006.

SAMPLE	SAMPLE

Ronald B. Port, Trustee	Roberta Port Washlow, Trustee

EXHIBIT B

TRUST CERTIFICATE NO. ____	________ Shares of Common Stock

VOTING TRUST CERTIFICATE

OF

LAWSON PRODUCTS, INC.

This Certificate is issued to____________ under and pursuant to, and the rights of the holder are subject to and limited by, the terms and conditions of a Voting Trust Agreement dated __________________, 2006 (the Voting Trust Agreement), by and among the owners and holders of certain shares of Stock of Lawson Products, Inc., a corporation organized and existing under the laws of the State of Delaware (the Company) and Ronald B. Port and Roberta Port Washlow, as Trustees and their appointees and successors thereunder (the Trustees). A duplicate original of the Voting Trust Agreement has been filed in and will be found at the registered office of the Company in Delaware and is and will be open to the inspection of any Voting Trust Certificate holder or any depositor of the Company, in person or by agent or attorney, daily during business hours for any proper purpose.

Until the termination of the Voting Trust Agreement, the holder is entitled to receive payments equal to the amount of dividends and distributions, if any, received by Trustees upon the ____ shares of common stock (collectively, the Shares) held in the Voting Trust, except as noted in said Voting Trust Agreement. The holder agrees to indemnify Trustees against all costs, charges, expenses and other liabilities, including reasonable attorney’s fees, properly incurred by Trustees under the terms of the Voting Trust Agreement, as set forth in the Voting Trust Agreement.

A form of Certificate similar to this Certificate may likewise represent any and all voting shares of Stock of any class or classes which, upon any increase or reclassification of the shares of Stock of the Company, certificates of which are at the time deposited under the Voting Trust Agreement, shall be issued in lieu of, or in respect of, the Shares so originally deposited, which certificates shall have been received by Trustees on account of Trustees’ ownership as Trustees of the Shares held by Trustees under the Voting Trust Agreement and represented by this Certificate and which certificates shall be deemed to be included thenceforth in the Shares.

Upon the termination of the Voting Trust Agreement, the holder, or the holder’s registered assigns, shall be entitled to receive a certificate or certificates for the number and class of Shares deposited pursuant to this Voting Trust Certificate. Until the actual delivery to the holder of the certificate or certificates represented or called for hereby, Trustees shall possess, and shall be entitled to exercise, all rights and powers of absolute owners and holders of record of the Shares deposited hereunder, including the right to vote for every purpose and to consent to or waive any corporate act of the Company of any kind, it being expressly stipulated that no voting right, or right to give consents or waivers in respect of such Shares, passes to the holder or the holder’s assigns by or under this Certificate or by or under any agreement, express or implied.

Certificates representing shares of Stock and other shares of Stock shall be due for delivery and shall be delivered by Trustees at the office of the Company, in exchange for Voting Trust Certificates, upon the termination of said Voting Trust Agreement, in accordance with its provisions or in accordance with law.

In the event of the dissolution or total or partial liquidation of the Company, the money and other property received by Trustees in respect of the Shares represented by this certificate shall be paid or delivered to the holder of record, but only upon surrender of this certificate in case of dissolution or the presentation of this certificate for the notation thereon of the distribution in case of a partial liquidation.

This certificate and the right, title and interest in and to the Shares in respect of which this certificate is issued, are transferable on the books of Trustees by holder in person or by authorized attorney, according to the rules established for that purpose by Trustees and on surrender hereof properly assigned; and until so transferred Trustees may treat holder as the owner for all purposes whatsoever except that no delivery of share certificates hereunder shall be made without the surrender of this Certificate.

As a condition of making or permitting any transfer or delivery of share certificates or Voting Trust Certificates, Trustees may require the payment of a sum sufficient to pay or reimburse Trustees for any tax or other Governmental charge in connection therewith and for a proportionate part of Trustees’ expenses as Trustees.

IN WITNESS WHEREOF, Trustees have signed this certificate this ____ day of ______________, 2006.

SAMPLE	SAMPLE

Ronald B. Port, Trustee	Roberta Port Washlow, Trustee

EXHIBIT C

The undersigned having read the Lawson Products, Inc. Voting Trust Agreement dated ____________, 2006, by and among Depositor and Trustees, hereby agrees to be bound by all of the terms of that Voting Trust Agreement, as from time to time amended.

Dated _______________, 20___.

SAMPLE

(name)

Agreed to and Accepted

on _______________, 20__.

By:

Its: _________________________________

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